Exhibit 99.1

Luckin Coffee Announces Changes to Board of Directors and the Appointment of New Chairman

BEIJING, July 13, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (the “Company”) (OTC:LKNCY) today announced changes to its Board of Directors (“Board”) and appointment of a new Chairman to the Board.

The Company held an extraordinary general meeting of shareholders (the “EGM”) on July 5, 2020 and a Board meeting (the “Board Meeting”) on July 12, 2020. Pursuant to the results of the EGM, Ms. Jie Yang and Ms. Ying Zeng have been appointed as independent directors to the Board, and Mr. David Hui Li, Mr. Erhai Liu, Mr. Charles Zhengyao Lu and Mr. Sean Shao ceased to be directors to the Board. Pursuant to the results of the Board Meeting, Mr. Yang Cha and Mr. Feng Liu have been appointed as independent directors to the Board. Mr. Jinyi Guo, a director to the Board and the former Acting Chief Executive Officer of the Company, has been appointed as the Chairman to the Board and the Chief Executive Officer of the Company.

Following the forgoing changes, the Board currently consists of five independent directors namely Mr. Yang Cha, Mr. Wai Yuen Chong, Mr. Feng Liu, Ms. Jie Yang and Ms. Ying Zeng, and three management directors, namely Mr. Wenbao Cao, Mr. Jinyi Guo and Mr. Gang Wu, with Mr. Jinyi Guo serving as the Chairman to the Board. The Nominating and Corporate Governance Committee of the Board currently consists of Mr. Yang Cha, Mr. Wai Yuen Chong and Mr. Jinyi Guo, with Mr. Wai Yuen Chong serving as its chairman; the Audit Committee of the Board currently consists of three independent directors, namely Mr. Yang Cha, Mr. Wai Yuen Chong and Mr. Feng Liu, with Mr. Feng Liu serving as its chairman; the Compensation Committee of the Board currently consists of Mr. Feng Liu, Mr. Gang Wu, Ms. Jie Yang and Ms. Ying Zeng, with Ms. Ying Zeng serving as its chairwoman.

Information relating to Mr. Yang Cha, Mr. Feng Liu, Ms. Jie Yang and Ms. Ying Zeng is set out as follows:

Mr. Yang CHA has more than 20 years of work experience in law, investment and management. From 2013 to 2019, Mr. Cha acted as the President of Tsinghua Education Foundation, North America, a non-profit organization registered in, and regulated by, authorities in the United States, in the meanwhile acting as a venture partner for several venture capital firms with a focus on early-stage technology start-ups. Prior to that, Mr. Cha worked at leading law firms in the United States and China with a focus in corporate finance and governance matters.

Mr. Feng LIU is a leading scholar expertized on accounting studies. Mr. Liu is currently a professor and the director of Center for Accounting Studies at Xiamen University. Mr. Liu has also accumulated rich experience on practices in auditing, accounting, internal control and risk management with long time severing as an independent director of different companies and consultant of various firms.

Ms. Jie YANG has more than 20 years’ management experience. Ms. Yang currently serves several roles in China University of Political Science and Law (“CUPL”), including the vice dean of Business School, deputy director of MBA Centre and chief secretary of the Business School Committee.

Ms. Ying ZENG has more than 25 years of work experience in business and law. Ms. Zeng served as a partner of Orrick Herrington & Sutcliffe LLP, a leading international law firm, from 2018 to 2020. Prior to that, Ms. Zeng served as a vice president and country manager (China) for El Paso Corporation.

The Company will continue to focus on growing its business under the leadership of the current Board and senior management.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449